Exhibit 99.1

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the fifteen months ended September 30, 2010, and
For the year ended June 30, 2009

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management’s discussion and analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.  The consolidated financial statements and MD&A have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management’s best estimates and informed judgments.  When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Cash Store Financial Services Inc. maintains a system of internal controls to provide reasonable assurance that transactions are properly authorized, financial records are accurate and reliable and the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board of Directors carries out its responsibility for the financial statements through its Audit Committee.  This Committee meets periodically with management and the independent external auditors to review the financial statements and the MD&A and to discuss audit, financial and internal control matters.  The Company’s independent external auditors have full and free access to the Audit Committee.  The Audit Committee is responsible for approving the remuneration and terms of engagement of the Company’s independent external auditors.  The consolidated financial statements have been subject to an audit by the Company’s internal and external auditors, KPMG LLP, in accordance with generally accepted auditing standards on behalf of the shareholders.

The consolidated financial statements and MD&A have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in note 1 of the notes to the consolidated financial statements.

Signed "Gordon J. Reykdal”	Signed "Nancy Bland”
Gordon J. Reykdal	Nancy Bland, CA
Chairman and	Chief Financial Officer
Chief Executive Officer

November 24, 2010
Edmonton, Alberta, Canada

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

AUDITORS' REPORT

To the Shareholders of The Cash Store Financial Services Inc.

We have audited the consolidated balance sheets of The Cash Store Financial Services Inc. (the “Company”) as at September 30, 2010 and June 30, 2009 and the consolidated statements of operations, retained earnings and cash flows for the fifteen months ended September 30, 2010 and the year ended June 30, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2010 and June 30, 2009 and the results of its operations and its cash flows for the fifteen months ended September 30, 2010 and for the year ended June 30, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Edmonton, Canada
November 24, 2010

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Fifteen months ended	Year ended
	September 30	June 30
	2010	2009
Brokerage	$171,612	$122,572
Other income	50,165	27,933
	221,777	150,505

EXPENSES
Salaries and benefits	84,614	56,102
Selling, general and administrative - Note 7	33,809	26,715
Retention payments	28,167	17,988
Rent	18,553	11,943
Advertising and promotion	6,109	3,267
Provision for loan losses - Note 23	788	49
Amortization of capital assets	8,138	5,827
Amortization of intangible assets	923	185
Class action settlements - Note 13	2,915	6,910
	184,016	128,986

INCOME BEFORE INCOME TAXES	37,761	21,519

PROVISION FOR INCOME TAXES - Note 11
Current	11,196	4,407
Future	101	2,465
	11,297	6,872

NET INCOME AND COMPREHENSIVE INCOME	$26,464	$14,647

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 17
Basic	16,913,213	17,957,710
Diluted	17,522,246	18,039,976

BASIC EARNINGS PER SHARE
Net income and comprehensive income	$1.56	$0.82

DILUTED EARNINGS PER SHARE
Net income and comprehensive income	$1.51	$0.81

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands)

	Fifteen months ended	Year ended
	September 30	June 30
	2010	2009
RETAINED EARNINGS, BEGINNING OF PERIOD	$20,978	$21,341
Dividends on common shares - Note 19	(9,120)	(5,312)
Shares repurchased - Note 16 (a)	(2,416)	(9,698)
Net income and comprehensive income for the period	26,464	14,647
RETAINED EARNINGS, END OF PERIOD	$35,906	$20,978

See accompanying notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30	June 30
	2010	2009
ASSETS
Cash and cash equivalents - Note 4	$19,639	$18,519
Other receivables - Note 5	9,940	2,601
Consumer loans receivable - Note 6	4,460	263
Prepaid expenses and other	2,437	1,497
Income taxes receivable	-	150
Current future income taxes - Note 11	614	1,622
	37,090	24,652

Long term receivable - Note 5	450	-
Deposits and other	382	481
Long term investments - Note 7	-	180
Future income taxes - Note 11	2,381	969
Capital assets - Note 8	24,986	14,429
Intangible assets - Note 9	10,648	8,531
Goodwill - Note 10	39,108	34,554
	$115,045	$83,796

LIABILITIES
Accounts payable - Note 12	$17,027	$14,196
Income taxes payable	2,116	-
Current portion of deferred revenue - Note 14	1,277	133
Current portion of deferred lease inducements	427	260
Current portion of obligations under capital leases - Note 15	961	396
	21,808	14,985

Deferred revenue - Note 14	5,916	13
Deferred lease inducements	1,039	486
Obligations under capital leases - Note 15	991	1,029
Future income taxes - Note 11	1,936	1,431
	31,690	17,944

SHAREHOLDERS' EQUITY
Share capital - Note 16	43,468	40,222
Contributed surplus - Note 18	3,981	4,652
Retained earnings	35,906	20,978
	83,355	65,852
	$115,045	$83,796

Commitments - Note 20
Contingencies - Note 21
Subsequent Event - Note 25

Approved by the Board:

Signed "Gordon J. Reykdal"	Signed "J. Albert Mondor"
Director	Director

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fifteen months ended	Year ended
	September 30	June 30
	2010	2009
Cash provided by (used in):

OPERATING ACTIVITIES
Net income	$26,464	$14,647
Items not affecting cash:
Amortization of capital assets	8,138	5,827
Amortization of intangible assets	923	185
Provision for loan losses	788	49
Equity loss on investments - Note 7	540	-
Warrants to outside agents - Note 16 (c)	-	180
Stock-based compensation - Note 18	1,098	977
Future income taxes	101	2,465
	38,052	24,330
Change in non-cash operating items:
Other receivables	(7,462)	3,534
Prepaid expenses, deposits and other	(841)	(272)
Income taxes receivable	150	(150)
Accounts payable and accrued liabilities	2,798	5,403
Income taxes payable	2,116	(923)
Deferred revenue	7,047	(114)
Deferred lease inducements	720	(116)
Cash generated by operating activities	42,580	31,692

INVESTING ACTIVITIES
Change in consumer loans receivable	(4,985)	(294)
Business acquisitions - Note 3	(5,276)	(848)
Purchase of intangible assets	(2,648)	(3,161)
Purchase of capital assets	(17,976)	(3,113)
Purchase of long-term investments	(360)	-
Cash used by investing activities	(31,245)	(7,416)

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(156)	(247)
Dividends paid on common shares - Note 19	(9,120)	(5,312)
Issuance of common shares	2,397	268
Shares repurchased	(3,336)	(16,110)
Cash used by financing activities	(10,215)	(21,401)

INCREASE IN CASH AND CASH EQUIVALENTS	1,120	2,875
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	18,519	15,644
CASH AND CASH EQUIVALENTS, END OF PERIOD	$19,639	$18,519

Supplemental cash flow information:
Interest paid	$210	$74
Interest received	8	367
Income taxes paid (inclusive of tax refunds)	$8,891	$5,729

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners: The Cash Store and Instaloans, who act as brokers to facilitate short-term advances and provide other financial services, including, but not limited to, direct lending and facilitating the opening of bank accounts to income-earning consumers. As at September 30, 2010, the Company operated 544 (June 30, 2009 - 424) branches.

Change in Fiscal Year

In 2010, the Company has changed its fiscal year end from June 30 to September 30.  The fiscal year end change results in a 15 month reporting period from July 1, 2009 to September 30, 2010.

Note 1 - Significant Accounting Policies

(a)	Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described in Note 27. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All significant inter-company balances and transactions have been eliminated.

(b)	Use of Estimates

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from those estimates made by management.  The recoverable values of future income tax assets and liabilities, capital assets, goodwill and intangible assets, the estimated accrued liabilities related to the class action lawsuits, the allowance for doubtful amounts related to consumer loans, and the amortization periods of capital assets and intangible assets are the more significant items which reflect estimates in these consolidated financial statements.

(c)	Retention Payments

The Company, through The Cash Store and Instaloans banners, acts as a broker on behalf of income earning consumers seeking short-term advances.  Funding of most short-term advances is provided by independent third party lenders.  The advances provided by the third party lenders are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 1 - Significant Accounting Policies (continued)

            (c)    Retention Payments (continued)

To facilitate the short term advance business, the Company has entered into written agreements with third party lenders who are prepared to consider lending to the Company’s customers.  Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services.  The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided the Company has properly performed its duties under the terms of the agreements. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Company’s Board of Directors regularly approves a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third party lenders.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

(d)	Revenue Recognition

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been received by the Company.

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan.

Revenue from the Company’s cheque cashing, money order sales, money transfer, bill payment services and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by the Company has been received.

(e)	Consumer Loans Receivable

Unsecured short-term and longer-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision.

(f)	Provision for Loan Losses

Loans in default consist of short-term consumer loans originated by the Company which are past due. A provision for loan losses is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The estimated realizable amount is determined by discounting expected future cash flows associated with the consumer loan receivables at the original effective interest rate inherent in the loans. The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the loan is ultimately written off.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 1 - Significant Accounting Policies (continued)

(g)	Capital Assets

Capital assets are recorded at cost.  Amortization is recorded using the rates and methods outlined in the table below.
	Rate	Method
Computer hardware	25%	Straight-line
Computer software	20%	Straight-line
Fixtures, furniture, and equipment	20%	Straight-line
Signs	20%	Straight-line
Buildings	4%	Straight-line
Vehicles	20%	Straight-line

Leasehold improvements are amortized based on the straight-line basis over the shorter of the lease term and the estimated useful life of the asset.

(h)	Cash and Cash Equivalents

Cash and cash equivalents are defined as cash and short term investments with maturity dates of less than 90 days.

(i)	Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost.  The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values.

Intangible assets with finite useful lives are amortized over their useful lives.  Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that such assets might be impaired.

The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Customer list, contracts and relationships	Straight-line - 3 years
Computer software	Straight-line - 5 years
Non-compete agreements	Term of the agreements
Favourable and unfavourable leases	Term of leases
Brand name	Indefinite life

(j)	Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 1 - Significant Accounting Policies (continued)

(j)	Goodwill (continued)

Goodwill is not amortized and is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price.

When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(k)	Long-term Investments

The Company applies the equity method of accounting for its investments in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc. These investments are recorded at cost plus the Company’s share of net income or loss to date.

(l)	Deferred Lease Inducements

The Company has received various inducements to lease space for its branches.  The inducements are amortized over the remaining terms of the respective leases and recorded as a reduction to rent expense.

(m)	Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts. Obligations under capital leases are recorded as an asset with a corresponding liability. Asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations under capital leases are reduced by lease payments net of imputed interest. Operating lease expenses are recorded in selling, general, and administrative expenses.

(n)	Deferred Revenue

The Company has entered into a long-term services contract for which the Company received advance payments. These advance payments are recorded as deferred revenue and recognized as revenue over the life of the contract.

(o)	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, other receivables, consumer loans receivables, accounts payable and accrued liabilities, all of which are short-term in nature and their fair value approximates their carrying value. The fair value of obligations under capital leases carrying amounts are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at year-end for similar terms and types of debt arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 1 - Significant Accounting Policies (continued)

(p)	Income Taxes

Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any future tax assets if it is more likely than not that the asset will not be realized.

(q)	Stock Based Compensation

The Company has a stock based compensation plan, which is described in Note 16 (b). The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus associated with the exercised options, are credited to share capital.

(r)	Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each reporting period.  Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised, and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(s)	Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of a group of assets to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the group of assets. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not amortized while they are classified as held-for-sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 2 - Changes in Accounting Policies and Practices

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 (“Section 3064”) Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets.  The Company has adopted this standard commencing July 1, 2009, and it has been applied retroactively resulting in $3,161 of net assets being reclassified from capital assets to intangible assets in the comparative June 30, 2009, balance sheet, as well as $40 of amortization being reclassified from amortization of capital assets to amortization of intangible assets for the year-ended June 30, 2009.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” which replaces the existing standard. This section establishes the standards for accounting for business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, restructuring charges will be expensed in the periods after the acquisition date, and non-controlling interests will be measured at their proportionate interest in the fair value of identifiable net assets or at fair value at date of acquisition. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011, and earlier adoption is permitted. The Company has adopted this standard effective July 1, 2009.  The adoption of this standard did not have a significant impact on these consolidated financial statements.

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than for non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011, and earlier adoption is permitted. The Company has adopted this standard effective July 1, 2009.  The adoption of this standard did not have a significant impact on these consolidated financial statements.

Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests” which establishes standards for accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section is effective for interim and annual financial statements beginning on January 1, 2011, and earlier adoption is permitted. The Company has adopted this standard effective July 1, 2009.  The adoption of this standard did not have a significant impact on these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 2 - Changes in Accounting Policies and Practices (continued)

Financial Instruments - Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement," to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments related to the application of the effective interest method apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009.  There were no material impacts to the Company’s financial position, net earnings or cash flows as a result of adopting these amendments.

The amendments relating to embedded prepayment options apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of this amendment.

Financial Instruments - Disclosures

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments - Disclosures”, to enhance liquidity risk disclosure requirements and to include additional disclosure requirements about inputs to fair value measurements of financial instruments, including their measurement within a hierarchy that prioritizes the input to fair value measurement. These disclosures are presented in Note 23.

Equity

In August 2009, the CICA amended presentation requirements of Handbook Section 3251, “Equity”, as a result of issuing Section 1602, “Non-Controlling Interests”.  The amendments apply only to entities that have adopted Section 1602.  The adoption of the amendments to this standard did not have a significant impact on these consolidated financial statements.

Comprehensive Revaluation of Assets and Liabilities

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities” as a result of issuing Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interest” in January 2009.  The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted provided that Section 1582 is also adopted.  The Company has adopted this standard effective July 1, 2009. The adoption of this standard did not have a significant impact on these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 2 - Changes in Accounting Policies and Practices (continued)

Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, the entity was to adopt U.S. GAAP on or before this date. Should the Company decide to adopt IFRS, its first annual IFRS financial statements would be for the year ending September 30, 2012. Beginning with the three month period ending December 31, 2011, the Company would provide unaudited consolidated financial information in accordance with IFRS including comparative figures for the three month period ending December 31, 2010.

The Company has completed a gap analysis of the accounting and reporting differences under IFRS, Canadian GAAP, and U.S. GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. This analysis will, in part, determine whether the Company adopts IFRS or U.S. GAAP once Canadian GAAP ceases to exist. The Company is also closely monitoring standard setting activity and regulatory developments in Canada, the United States, and internationally that may affect the timing of its adoption of either IFRS or U.S. GAAP in future periods.

Note 3 - Business Acquisitions

On September 1, 2009, the Company acquired all the business assets of Affordable Payday Loans (APL) representing eight branches in Ontario and two branches in Alberta for total cash consideration of $800. Affordable Payday Loans operated in the short-term advances industry.

On April 26, 2010, the Company acquired all the business assets of 101019134 Saskatchewan Ltd. (EZ Cash), representing 14 branches in Saskatchewan, for total cash consideration of $4,476. EZ Cash operated in the short-term advances industry.

The combined purchase price allocation for the fifteen months ended September 30, 2010, is detailed in the following table below.

Net assets acquired at assigned values
Capital assets	$36
Customer contracts, relationships, lists and other	392
Goodwill	4,881
Accrued liabilities	(33)
$5,276

Included in goodwill acquired are the favorable market positions as well as the benefits of eliminating competition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 3 - Business Acquisitions (continued)

Revenues and earnings since the acquisitions and pro-forma information if the acquisitions were completed as of July 1, 2009, which are as follows:

	September 30		June 30
	2010		2009
	As reported (1)	Pro forma (2)	As reported (1)	Pro forma (2)
Operating revenues	$221,777	$226,540	$150,505	$158,735
Net income	$26,464	$27,578	$14,647	$15,924
Net income per Common Share
- Basic	$1.56	$1.63	$0.82	$0.89
- Diluted	$1.51	$1.59	$0.81	$0.88

(1) Operating revenues and net income for the fifteen months ended September 30, 2010, include $4,627 and $854, respectively, in respect of the acquisitions of APL and EZ Cash.
(2) Pro forma amounts for the fifteen months ended September 30, 2010, reflect APL and EZ Cash as if they were acquired on July 1, 2009. Pro forma amounts for the year ended June 30, 2009, reflect APL, EZ Cash, Continual Cash Ltd. and Consolidated Financial Corporation as if they were acquired on July 1, 2008. Continual Cash Ltd. was acquired July 15, 2008, and Consolidated Financial Corporation was acquired November 14, 2008. Their results of operations have been included in the Company's Consolidated Statements of Operations effective the same dates.

The acquisition costs related to the business acquisitions are not significant. Goodwill related to the business acquisitions are 75% tax deductible.

Note 4 - Cash and Cash Equivalents

The significant components of cash and cash equivalents are as follows:

	September 30	June 30
	2010	2009
Cash	$16,671	$13,769
Restricted cash	2,968	4,500
Cash equivalents	-	250
	$19,639	$18,519

Cash equivalents includes a short-term guaranteed investment certificate in the amount of $nil (June 30, 2009 - $250).

Restricted cash includes $2,968 in funds to facilitate claims related to the British Columbia class action lawsuit settlement (Note 13 (b)). At June 30, 2009, restricted cash included $1,500 in funds to facilitate claims related to the Ontario class action lawsuit settlement and $3,000 in externally restricted cash related to a standby letter of credit in the same amount. The standby letter of credit was issued pursuant to provisions of an agreement with DirectCash ATM Processing Partnership, our debit and credit card service provider, which was required to satisfy timing differences in cash settlements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 5 - Other Receivables

	September 30	June 30
	2010	2009
Mortgages receivable (net of allowance)	$-	$292
Due from investee corporations	492	1
Due from suppliers	7,223	1,643
Other	2,675	665
	$10,390	$2,601

Due from Suppliers

Due from suppliers includes $7,223 (June 30, 2009 - $1,643) of short term receivables from our main suppliers of bank accounts, debit and prepaid mastercard and insurance products that have occurred in the normal course of business.

Other

Other receivables include amounts receivable in the normal course of business. Included in Other is a long-term receivable in the amount of $450 (June 30, 2009 - $nil).

Note 6 - Consumer Loans Receivable

	September 30	June 30
	2010	2009
Short-term advances receivable	$3,644	$-
Term loans receivable	1,327	312
Allowance for doubtful accounts	(511)	(49)
	$4,460	$263

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 7 - Long-Term Investments

(a)	The Cash Store Australia Holdings Inc.

The Company owns 3,000,000 shares, or approximately 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc. (AUC) at a share price of $0.06 per share. The carrying amount of this investment is $nil (June 30, 2009 - $180).  Of the 3,000,000 common shares, 1,350,000 common shares are subject to escrow provisions that prevent the Company from selling these shares until the following dates:

Date	Percentage	Common Shares
March 8, 2011	15%	450,000
September 8, 2011	15%	450,000
March 8, 2012	15%	450,000

Included in selling, general, and administrative expenses is a loss of $180 (For the year June 30, 2009 - $nil)

(b)	RTF Financial Holdings Inc.

The Company owns 6,000,000 shares, or approximately 15.7%, of RTF Financial Holdings Inc. (RTF) at a share price of $0.06 per share, for a total cost of $360. The carrying amount of this investment is $nil (June 30, 2009 - $nil).

Included in selling, general, and administrative expenses is a loss of $360 (For the year ended June 30, 2009 - $nil)

Note 8 - Capital Assets

	September 30
		2010
		Accumulated	Net Book
	Cost	Amortization	Value
Computer hardware	$5,538	$2,949	$2,589
Computer software	242	230	12
Fixtures, furniture, and equipment	11,578	5,475	6,103
Leasehold improvements	27,359	13,509	13,850
Signs	6,014	3,821	2,193
Buildings	132	15	117
Vehicle	75	4	71
Land	51	-	51
	$50,989	$26,003	$24,986

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 8 - Capital Assets (continued)

	June 30
		2009
		Accumulated	Net Book
	Cost	Amortization	Value
Computer hardware	$4,109	$1,715	$2,394
Computer software	139	21	118
Fixtures, furniture, and equipment	7,021	4,175	2,846
Leasehold improvements	17,039	9,737	7,302
Signs	4,454	2,894	1,560
Buildings	132	8	124
Vehicle	36	2	34
Land	51	-	51
	$32,981	$18,552	$14,429

Amortization expense for the fifteen months ended September 30, 2010 includes a loss on disposition of capital assets of $61 (June 30, 2009 - $191).

Assets under capital lease included below:
	September 30
		2010
		Accumulated	Net Book
	Cost	Amortization	Value
Computer hardware	$2,050	$1,064	$986
Fixtures, furniture and equipment	903	587	316
Leasehold improvements	7	7	-
Signs	108	108	-
	$3,068	$1,766	$1,302

	June 30
		2009
		Accumulated	Net Book
	Cost	Amortization	Value
Computer hardware	$1,696	$280	$1,416
Fixtures, furniture and equipment	574	537	37
Leasehold improvements	7	7	-
Signs	108	108	-
	$2,385	$932	$1,453

Amortization of capital assets for the fifteen months ended September 30, 2010, includes $821 (June 30, 2009 - $346) relating to assets under capital leases.

During the fifteen months ended September 30, 2010, additions to capital assets included $683 (June 30, 2009 - $1,628) of assets that were acquired by means of capital lease and $47 (June 30, 2009 - $36) of assets that were acquired by way of vehicle financing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 9 - Intangible Assets

	September 30
		2010
		Accumulated	Net Book
	Cost	Amortization	Value
Customer contracts, relationships, lists and other	$766	$750	$16
Non-compete agreements	599	220	379
Favourable and unfavourable leases	94	92	2
Computer software	5,832	881	4,951
Brand name	5,300	-	5,300
	$12,591	$1,943	$10,648

	June 30
		2009
		Accumulated	Net Book
	Cost	Amortization	Value
Customer contracts, relationships, lists and other	$717	$706	$11
Non-compete agreements	269	210	59
Favourable and unfavourable leases	89	89	-
Computer software	3,600	439	3,161
Brand name	5,300	-	5,300
	$9,975	$1,444	$8,531

During the fifteen months ended September 30, 2010, the Company acquired $330 in non-compete agreements (June 30, 2009 - $60) and $16 in customer lists (June 30, 2009 - $10).

Included in computer software are assets under development with a cost of $3,274 (June 30, 2009 - $2,730). These assets have not been amortized in the fifteen months ended September 30, 2010.

Note 10 - Goodwill

	September 30	June 30
	2010	2009
Balance, beginning of period	$34,554	$33,986
Goodwill acquired	4,881	568
Disposal of goodwill	(327)	-
Balance, end of period	$39,108	$34,554

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 11 - Income Taxes

(a)	Provision for Income Taxes

The income tax provision differs from the amount that would be computed by applying the federal and provincial statutory income tax rates of 29.1% (June 30, 2009 - 31.3%) to income as a result of the following:

	September 30	June 30
	2010	2009
Income before income taxes	$37,761	$21,519
Computed tax expense at statutory income tax rates	$11,011	$6,744
Change in enacted tax rates	(1)	1
Stock-based compensation	319	306
Permanent differences and other	(32)	(179)
Total income tax provision	$11,297	$6,872

(b)	Future Income Taxes

The tax effects that give rise to significant portions of the future income tax assets and liabilities are presented below:

	September 30	June 30
	2010	2009
Future income tax assets:
Current:
Accrued liability for class action settlements and other temporary differences	$614	$1,622
Non-current:
Losses availabe to be carried forward	-	67
Capital, intangible assets and goodwill - differences between net book value and
undepreciated capital cost	192	563
Deferred lease inducements - differences between book value and tax value	381	227
Future tax benefit of share issue costs (netted against share issue costs)	-	112
Deferred revenue	1,808	-
	$2,381	$969
Future income tax liabilities:
Capital, intangible assets and goodwill - differences between net book value and
undepreciated capital cost	$(1,936)	$(1,431)

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible.  Based upon management assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.  The amount of the future tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

As at September 30, 2010, the Company had no unused non-capital tax loss carry forwards available to reduce taxable income in future years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 12 - Accounts Payable

	September 30	June 30
	2010	2009
Trade accounts payable and accrued liabilities	$5,733	$3,587
Class action settlements Note 13 (a), (b), (c), and (d)	2,153	6,169
Accrued salaries and benefits	2,725	3,458
Amounts due to third party lenders	5,647	939
Other	769	43
	$17,027	$14,196

The amounts due to third party lenders reflects funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, including any paid retention payments, as well as loan repayment and interest amounts collected from customers. Amounts due to third party lenders are non-interest bearing, unsecured and have no specified repayment terms.

Note 13 - Class Action Settlements

(a)	Ontario and the rest of Canada with the exception of British Columbia and Alberta
On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc., by Thompson McCutcheon (the “Plaintiff”), a customer.  The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (the “Class Proceeding Act”), as amended, certifying the action as a class proceeding and appointing him as the representative of the class.  The Plaintiff asserted that the defendants were in breach of the Criminal Code of Canada and the Fair Trading Act as the aggregate of all charges, including interest, broker fees and card fees, was in excess of those allowed by law.  The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest and/or at an excessive rate, as well as damages, costs and interest.

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between the Company and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the settlement, the Company is to pay to the class a minimum of $750 and a maximum of $1,500 in cash and a minimum of $750 and a maximum of $1,500 in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a total provision of $2,010 has been recorded to cover the estimated costs of the settlement, including legal fees and other costs.  During the year ended June 30, 2009, the Company paid the legal fees and costs of the class. On August 6, 2009, the claims process was concluded and we issued $750 in vouchers and $750 in cheques to the class members as full and final satisfaction of all claims. As at September 30, 2010, the remaining accrual is $52.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 13 - Class Action Settlements (continued)

(b)	British Columbia
On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all Payday Loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005, collectively, the “Related Actions”.

On May 12, 2009, The Company settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the Payday Loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses.  The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $7,715 to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required. As at September 30, 2010, the remaining accrual is $2,001.

(c)	Alberta
The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers’ third-party lenders, directors and officers added to the Claim.

We believe that we conduct our business in accordance with applicable laws and are defending the action vigorously.  However, the likelihood of loss, if any, is not determinable at this time.

(d)	Manitoba
On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store, Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from The Cash Store or Instaloans.  The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 13 - Class Action Settlements (continued)

(d)	Manitoba (continued)
We believe that we conducted our business in accordance within applicable laws and are defending the action vigorously.  Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action, as approved by the Ontario Superior Court of Justice and the action may not be maintained in its present form.  However, the likelihood of loss, if any, is not determinable.  Accordingly, no provision has been made for this action in the accounts.

Note 14 - Deferred Revenue

	September 30	June 30
	2010	2009
Current	$1,277	$133
Long-term	5,916	13
	$7,193	$146

On September 1, 2010, the Company entered into an agreement with Ria Financial Services, a division of Euronet Worldwide Inc. (NASDAQ: EEFT), to supply money transfer services across the Company’s network of Cash Store and Instaloans branches in Canada.

The Company received a $7,000 signing bonus, which will be recognized into revenue over the next seven years, which is the length of the agreement.

Note 15 - Obligations under Capital Leases

The Company has financed certain office furniture, equipment, and printers by entering into capital leasing and financing arrangements.

	September 30
		2010
	Aggregate	Less Imputed
	Due	Interest	Net

Various leases - repayable in monthly instalments totalling $59 including imputed interest ranging from nil - 19.8%; due to mature between 2010 - 2014; secured by leased assets with an aggregate carrying amount of $1,302. Included in leases is a one time payment of $368 due in 2011.	$2,167	$215	$1,952
Less current portion	1,081	120	961
	$1,086	$95	$991

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 15 - Obligations under Capital Leases (continued)

	June 30
		2009
	Aggregate	Less Imputed
	Due	Interest	Net

Various leases - repayable in monthly instalments totalling $42 including imputed interest ranging from nil - 9.0%; due to mature between 2010 - 2013; secured by leased assets with an aggregate carrying amount of $1,453.	$1,640	$215	$1,425
Less current portion	500	104	396
	$1,140	$111	$1,029

The capital lease repayments are due as follows:

	Aggregate	Less Imputed
	Due	Interest	Net
2011	$1,081	$120	$961
2012	640	66	574
2013	323	24	299
2014	123	5	118
	$2,167	$215	$1,952

During the fifteen months ended September 30, 2010, the Company incurred interest charges related to capital leases in the amount of $179 (June 30, 2009 - $76).  These have been included in selling, general, and administrative expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 16 - Share Capital

(a)	Issued share capital

	September 30		June 30
	2010		2009
	Number of		Number of
	Shares	Amount	Shares0	Amount
Authorized:
Unlimited common shares with no par value
Issued:
Balance, beginning of period	16,959,492	$40,222	19,540,002	$46,085
Transfer from contributed surplus for stock options exercised - Note 18	-	1,769	-	281
Options exercised	514,034	2,397	137,960	268
Shares repurchased	(387,799)	(920)	(2,718,470)	(6,412)
Balance, end of period	17,085,727	$43,468	16,959,492	$40,222

On June 30, 2009, the Company announced its intention to make a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, certain of its outstanding common shares. The Company has purchased and subsequently cancelled 387,799 common shares (June 30, 2009 - 1,218,470 common shares) at a cost of $3,336 for the fifteen months ended September 30, 2010 (June 30, 2009 - $7,110).

On November 5, 2008, the Company announced its intention to make a substantial issuer bid to purchase and cancel by way of a “Dutch Auction”, through the facilities of the Toronto Stock Exchange, up to $9,000 of its outstanding common shares from its shareholders. The Company purchased and subsequently cancelled 1,500,000 common shares at a cost of $9,000 for the year ended June 30, 2009.

(b)	Options to Employees and Directors

The Company has an incentive stock option plan for certain employees, officers and directors.  Options issued under the plan have vesting terms that vary depending on date granted and other factors.  All stock options must be exercised over specified periods not to exceed five years from the date granted.

	September 30		June 30
	2010		2009
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Outstanding, beginning of period	1,128,356	$4.72	1,089,000	$4.35
Granted	460,000	12.18	305,000	5.91
Exercised	(514,034)	4.66	(137,960)	1.94
Forfeited	(55,000)	5.69	(127,684)	7.43
Outstanding, end of period	1,019,322	8.07	1,128,356	4.72
Exercisable, end of period	321,644	$5.00	466,365	$4.75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 16 - Share Capital (continued)

(b)	Options to Employees and Directors (continued)

At September 30, 2010, the range of exercise prices, the weighted average exercise price, and weighted average remaining contractual life are as follows:

		Weighted
		Average	Weighted
	Number	Remaining	Average	Number
Fiscal Year Granted	Outstanding	Term	Exercise Price	Exercisable
2006	40,000	5 mos.	$5.36	40,000
2007	25,000	10 mos.	5.51	25,000
2008	324,321	26 mos.	3.87	164,979
2009	190,000	42 mos.	6.39	76,665
2010	440,001	52 mos.	8.49	15,000
	1,019,322	39 mos.	$5.00

The fair value of common share options is estimated at the grant date using the Black-Scholes option pricing model based on the following weighted average assumptions:

	September 30	June 30
	2010	2009
Risk free interest rate	1.7%	2.8%
Expected life (years)	3	5
Expected volatility	52.8%	59.6%
Expected dividends	3.4%	4.5%

The weighted average grant-date fair value of options granted was estimated at $3.46 (June 30, 2009 - $2.42) per option.

The Company is authorized to issue 1,025,614 equity share options under its existing stock option plan.

(c)  Warrants to outside agents

	September 30		June 30
	2010		2009
		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price
Balance, beginning of period	150,000	$7.80	nil	$ nil
Issued	nil	nil	150,000	7.80
Exercised	nil	nil	nil	nil
Expired	nil	nil	nil	nil
Balance, end of period	150,000	$7.80	150,000	$7.80
Exercisable for shares, end of period	150,000	$7.80	150,000	$7.80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 16 - Share Capital (continued)

(c)  Warrants to outside agents (continued)

On May 14, 2009, the Company entered into an agreement for the exclusive financing services of a financing agent. In consideration of providing these financial advisory and agency services, non-transferrable warrants up to a total of 150,000 common shares in the Company at a strike price of $7.80 per share with an expiry on May 14, 2011, were issued.

The fair value of the financing agent warrants issued was $180 for the year ended June 30, 2009. The fair value of the warrants was estimated on the date of issuance using the Black-Scholes option pricing model using the following assumptions:

	September 30	June 30
	2010	2009
Risk free interest rate	-	1.3%
Expected life (years)	-	2
Expected volatility	-	57.7%
Expected dividends	-	4.1%

The weighted average grant-date fair value of options granted was estimated in 2009 at $1.80.

Note 17 -Per Share Amounts

Basic net income per common share is calculated by dividing net income attributable to common shares by the total weighted average common shares outstanding during the period. Diluted net income per common share is calculated to give effect to share option awards and warrants.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to common shares equaled diluted income attributable to common shares for all periods presented.

	September 30	June 30
	2010	2009
Basic total weighted average common shares outstanding	16,913,213	17,957,710
Effect of dilutive securities
Share option awards	459,033	62,951
Warrants	150,000	19,315
Diluted total weighted average common shares outstanding	17,522,246	18,039,976

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 18 - Contributed Surplus

For stock options granted to certain employees, officers and directors after July 1, 2002, the Company records compensation expense using the fair value method.  Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense, which has been recorded in selling, general, and administrative expenses, with a corresponding increase to contributed surplus. When options are exercised, the fair-value amount in contributed surplus is credited to share capital.

	September 30	June 30
	2010	2009
Balance at beginning of period	$4,652	$3,776
Stock options exercised	(1,769)	(281)
Agency warrants on proposed financing - Note 16 (c)	-	180
Stock-based compensation expense	1,098	977
	$3,981	$4,652

Note 19 -Dividends

The Company’s current dividend policy is to declare and pay quarterly cash dividends at the discretion of the Board of Directors, as circumstances permit, in an aggregate annual amount equal to approximately 30% of the prior year’s net income. The Company’s dividend policy and practice will be reviewed from time to time in the context of the Company’s earnings, financial condition, the need to retain earnings to fund future growth of our business and other relevant factors, and the declaration of a dividend will always be at the discretion of the Board of Directors.

	September 30			June 30
	2010				2009
	Declared effective	Paid to shareholders	Total	Declared effective	Paid to shareholders	Total
Dividend per Common Share
* Dividend $0.14 (2009 - $nil)	September 9, 2009	September 24, 2009	$2,342	N/A	N/A	$-
Dividend $0.10 (2009 - $0.065)	October 28, 2009	November 26, 2009	1,676	November 12, 2008	November 27, 2008	3,110
Dividend $0.10 (2009 - $0.065)	February 10, 2010	February 25, 2010	1,694	February 3, 2009	February 18, 2009	1,101
Dividend $0.10 (2009 - $0.065)	May 11, 2010	May 26, 2010	1,701	May 5, 2010	May 20, 2010	1,101
Dividend $0.10 (2009 - $nil)	August 11, 2010	August 26, 2010	1,707	N/A	N/A	-
			$9,120			$5,312

* Two dividends per common share were declared. One was a quarterly cash dividend of $0.065 and the second dividend was a special cash dividend of $0.075.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 20 - Commitments

(a)	Lease Commitments

The Company is committed to future minimum annual operating lease payments for office and branch premises, which expire through 2020.

Aggregate Lease
Payments
2011	$17,443
2012	15,908
2013	12,787
2014	9,570
2015	5,037
Thereafter	722
$61,467

            (b)    New Branch Openings and Additional Lease Commitments

Subsequent to the year-end, the Company has committed to leases for six additional Cash Store and Instaloans locations.  The additional minimum annual lease payments required for the next five years, including these six leases and thereafter are as follows:

	Additional Lease	Aggregate Lease
	Payments	Payments
2011	$158	$17,601
2012	219	16,127
2013	225	13,012
2014	226	9,796
2015	233	5,270
Thereafter	48	770
	$1,109	$62,576

Note 21 - Contingencies

(a)	Legal Proceedings

The Company has been served in prior fiscal periods with Statements of Claim issued in Alberta alleging that the Company is in breach of s. 347 of the Criminal Code (the interest rate provision) and certain provincial consumer protection statutes.  One of the claims is in respect of payday loans and the certification motion has been pending since fiscal 2006. The other Alberta claim is in respect of title loans and the certification application has not yet been heard. The Company believes that it conducts its business in accordance with applicable law and is defending each of the actions vigorously. However, the likelihood of loss if any is not determinable. Accordingly, no provision has been made for these actions in the accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 21 - Contingencies (continued)

(a)	Legal Proceedings (continued)

The Company is also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for these claims.

(b)	Branch Operations

The Company acts as a broker on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by independent third party lenders. The Company has entered into written business arrangements with a number of third party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the subsidiaries. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the subsidiaries may be liable to the lenders for losses they have incurred.  The Company’s contingent risk is the balance of the third party lenders loan portfolio which totalled approximately $109,082 as at September 30, 2010 (June 30, 2009 - $79,000).

To date, no claims have been made by the third party lenders and no payments have been made or accrued by the subsidiaries pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

Note 22 - Related Party Transactions

(a)    The Cash Store Australia Holdings Inc.

The Company provided administrative services to The Cash Store Australia Holdings Inc. The Company entered into an interim services agreement with AUC to provide ongoing services such as financial and accounting support, contracts administrative services, and the use of the Company’s information technology and telecommunication systems. Included in selling, general, and administrative expenses is a recovery of $362 (June 30, 2009 - $82) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

The Company has a $7 (June 30, 2009 - $1) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. The receivable was repaid subsequent to year-end.

(b)    RTF Financial Holdings Inc.

The Company provided administrative services to RTF Financial Holdings Inc. The Company entered into an interim services agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. Included in selling, general, and administrative expenses is a recovery of $120 (June 30, 2009 - $nil) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 22 - Related Party Transactions

(b)    RTF Financial Holdings Inc. (continued)

The Company has a $485 (June 30, 2009 - $nil) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. The receivable was repaid subsequent to year-end.

Note 23 - Financial Instruments and Risk Management

(a)    Classification of Financial Instruments

The Company has made the following classifications: cash and cash equivalents as held-for-trading, other receivables and consumer loans receivable as loans and receivables, and accounts payable and obligations under capital leases as other financial liabilities.

(b)    Fair Values

The fair values of financial instruments are determined with respect to the hierarchy that prioritizes the input to fair value measurement described in Note 2. In the absence of an active market, the Company determines fair value by using valuation techniques that refer to observable market data or estimated market prices. Fair values are inherently judgmental, thus the estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The carrying value of other receivables, consumer loans receivable, accounts payable and accrued liabilities approximate their fair values due to the relatively short-term nature of these balances. The carrying amounts of obligations under capital leases are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at year-end for similar terms and types of arrangements.

The hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy based on the reliability of inputs are as follows:

•	Level 1 - inputs are unadjusted quoted prices of identical instruments in active markets.
•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 - inputs used in a valuation technique are not based on observable market data in determining fair values of these instruments.

The Company has segregated all financial assets and liabilities that are measured at fair value into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. Cash and cash equivalents are the only financial instruments valued using Level 1 inputs (quoted market prices). There were no financial instruments categorized in Level 2 (valuation techniques using observable market inputs) and Level 3 (valuation techniques using non-observable market inputs) as at September 30, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 23 - Financial Instruments and Risk Management (continued)

(c) Risk Management

The Company is exposed to a number of financial risks in the normal course of its business operations, including market risks resulting from fluctuations in interest rates, as well as credit and liquidity risks. The nature of the financial risks and the Company’s strategy for managing these risks has not changed significantly from the prior period.

Market risk is the risk of loss that results from changes in market factors such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets, and contract portfolios.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company's risk management policies. To manage the exposure to changes in market risk, management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company's operating activities. The following summarizes the types of market price risks to which the Company is exposed, and the risk management instruments applied to mitigate them. The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts. The Company does not currently use derivative financial instruments to manage its market risks and does not hold or issue derivative financial instruments for trading or speculative purposes.

(i)	Currency Risk

The Company is not significantly exposed to currency risk as the majority of operations are in Canada with no significant transactions being entered into in a foreign denominated currency.

(ii)	Interest Rate Risk

The Company does not have any variable interest bearing obligations; therefore, the
Company’s exposure to interest rate fluctuations relative to financial instruments is minimal.

(iii)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, other receivables, consumer loans receivable, and long-term receivable. The maximum amount of credit risk exposure is limited to the carrying amount of the balances disclosed in these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 23 - Financial Instruments and Risk Management (continued)

(c)	Risk Management (continued)

(iii)	Credit Risk (continued)

The best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst case scenario and does not reflect results expected by the Company, is as set out in the following table:

	September 30	June 30
	2010	2009
Cash and cash equivalents	$19,639	$18,519
Other receivables	9,940	2,601
Consumer loans receivable - Note 6	4,460	263
Long-term receivable	450	-
	$34,489	$21,383

Cash and cash equivalents: Credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with reputable Canadian financial institutions that have been accorded strong investment grade ratings by a primary rating agency.

Other receivables: Other receivables includes amounts owing to the Company from various parties. Included within other receivables are amounts of $7,223 owed by two different parties and as such, these balances represent a concentration of credit risk to the Company. For such parties, the Company trades with entities that are assessed as being credit worthy and the Company maintains an ongoing review of their credit status. The balance of other receivables is owed by a large number of parties that individually owe amounts to the Company that are not significant in value as at September 30, 2010.

Consumer loans receivable:  The Company also directly lends to its customers and has no significant concentration of credit risk with any particular individual related to short-term advances.

Credit risk relates to the possibility of default of payment on the Company’s consumer loans receivable. The Company performs on-going credit evaluations, and reviews the aging of the receivable, payment history and other factors, and it establishes a provision for loan losses when it is determined that a loan is impaired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 23 - Financial Instruments and Risk Management (continued)

(c)	Risk Management (continued)

(iii)	Credit Risk (continued)

The following table presents an analysis of the age of consumer loans receivable as of September 30, 2010.

	September 30	June 30
	2010	2009
Consumer loans receivable, net of allowance for doubtful accounts
Current	$3,410	$211
1-30 days past due date	992	22
31-60 days past due date	306	10
61-90 days past due date	119	11
Greater than 90 days past due date	144	58
Consumer loans receivable	4,971	312
Allowance for doubtful accounts	(511)	(49)
	$4,460	$263

The Company makes significant estimates in respect of the allowance for doubtful accounts.  Historical information is considered when determining whether past-due accounts should be provided for and the same factors are considered when determining whether to write off amounts charged to the allowance against the consumer loans receivable. No consumer loans receivable are written off directly to the provision for loan losses.

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts.

	September 30	June 30
	2010	2009
Balance, beginning of period	$49	$-
Provisions made during the period	788	49
Write-offs during the period	(326)	-
Balance, end of period	$511	$49

The gross amount of impaired loans is $511 against which a provision of $511 is recorded against.

(iv)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers.  The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results.  The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 23 - Financial Instruments and Risk Management (continued)

(c)	Risk Management (continued)

(iv)	Liquidity Risk (continued)

The maximum exposures to liquidity risk are represented by the carrying amount of accounts payable and accrued liabilities, and obligations under capital leases, which is approximately $18,979. This amount is made up of the following:

	Carrying	Contractual	Less Than 1
	Amount	Cash Flows	Year	1-3 Years
Accounts payable and accrued liabilities	$17,027	$17,027	$17,027	$-
Obligations under capital
leases (including interest)	1,952	2,167	1,081	1,086
	$18,979	$19,194	$18,108	$1,086

Note 24 - Management of Capital

The Company’s objective when managing capital is to provide a return to its shareholders by fairly pricing its services with the associated level of risk while being able to sufficiently fund future growth initiatives.  The Company defines capital that it manages as the aggregate of its shareholders’ equity, which is comprised of share capital, contributed surplus and retained earnings.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestures, as well as capital and operating budgets.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it based on economic or regulatory changes.  In order to maintain or modify the capital structure, the Company may seek additional sources of capital.  The Company has limited reliance on debt facilities and is not subject to any restrictive covenants.

The Company’s capital management objectives, policies and procedures were unchanged since the prior year-end.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 25 - Subsequent Event

On November 24, 2010, the Company declared a quarterly dividend of $0.10 per common share. The dividend is payable on December 21, 2010, to shareholders of record on December 6, 2010.

Note 26 - Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Note 27 - U.S. GAAP Reconciliation

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which conforms from a recognition and measurement perspective in all material aspects applicable to the Company with U.S. GAAP for the periods presented. Presentation differences and additional disclosures required under U.S. GAAP are as follows:

(A)	Consolidated Statements of Cash Flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operating activities before changes in non-cash operating items in the consolidated statements of cash flows. U.S. GAAP does not permit this subtotal to be included in the consolidated statements of cash flows.

(B)	Long- Term Investments

U.S. GAAP requires the Company to disclose the aggregate quoted market value of long-term investments, which is not required under Canadian GAAP.

(a) The Cash Store Australia Holdings Inc.

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. The aggregate quoted market value of this investment is $8,250.

(b) RTF Financial Holdings Inc.

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. No aggregate quoted marked value of the investment exists as RTF is not publicly traded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 27 - U.S. GAAP Reconciliation (continued)

(C)	Intangible Assets

The estimated aggregate annual amortization expense for the next five years for intangible assets subject to amortization is as follows:

Fiscal year ending September 30	2011	2012	2013	2014	2015
Amortization expense for intangible assets	$1,070	$1,070	$1,070	$1,070	$1,068

(D)	Income Taxes

Under Canadian GAAP, the tax effects of temporary differences are referred to as future income taxes. Under U.S. GAAP, the tax effects of temporary differences are referred to as deferred income taxes.

The Company currently does not have any unrecognized tax benefits. The Company’s tax positions for 2006 to present in Canada remain subject to examination by tax authorities.

(E)	Accounts Payable and Accrued Liabilities

U.S GAAP requires the Company to disclose components of accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in trade accounts payable and accrued liabilities as at September 30, 2010, were $2,678 (June 30, 2009 - $1,290).

(F)	Stock Based Compensation

U.S. GAAP requires the Company to disclose nonvested share options, which is not required under Canadian GAAP. A summary of the status of the Company's nonvested share options as of September 30, 2010, and the changes during the fifteen months ended September 30, 2010, is presented below:

	September 30		June 30
	2010		2009
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Nonvested, beginning of period	661,991	$4.70	914,001	$4.21
Granted	460,000	12.18	230,000	6.39
Vested	(374,313)	4.85	(436,344)	4.64
Forfeited	(50,000)	5.71	(45,666)	4.09
Nonvested, end of period	697,678	$9.48	661,991	$4.70

The total intrinsic value of options exercised during the fifteen months ended September 30, 2010, was $3,610 (June 30, 2009 - $567).  The total fair value of options that vested during the fifteen months ended September 30, 2010, was $996 (June 30, 2009 - $1,562).

As at September 30, 2010, and June 30, 2009, the aggregate intrinsic value of options outstanding was $7,635 and $4,409, respectively, while the aggregate intrinsic value of the options that are currently exercisable was $3,322 and $1,808, respectively.

As at September 30, 2010, there was $1,447 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 2.2 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 27 - U.S. GAAP Reconciliation (continued)

(G)	Financial Instruments

Valuation Techniques:

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments:

	September 30		June 30
	2010		2009
	Carrying
	Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash and cash equivalents	$19,639	$19,639	$18,519	$18,519
Other receivables	9,940	9,940	2,601	2,601
Consumer loans receivable	4,460	4,460	263	263
Long term receivable	450	450	-	-
Financial Liabilities
Accounts payable	17,027	17,027	14,196	14,196
Obligations under capital leases	$1,952	$1,952	$1,425	$1,425

(H)	Recent United States Accounting Pronouncements

Effective July 1, 2009, the Company adopted ASC Subtopic 820-20 (formerly FSP FAS 157-2 “Effective Date of FASB Statement No. 157”), which delayed the effective date of ASC 820 for non-financial assets or liabilities that are not required or permitted to be measured at fair value on a recurring basis to fiscal 2010. The adoption of this Subtopic did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company prospectively adopted ASC Subtopic 350-30 (formerly FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”). The adoption of this Subtopic did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company adopted the provisions of ASC paragraph 825-10-65-1 (formerly FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”), which increases the frequency of fair value disclosures. Financial instruments measured at fair value as at September 30, 2010, include cash and cash equivalents, which is classified as Level 1 in the fair value hierarchy.

Effective January 1, 2010, the Company adopted ASU No. 2010-06, “Improving Disclosures About Fair Value Measurements”. The ASU amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation.

Effective July 1, 2009, the Company adopted the FASB Accounting Standards Codification (ASC) (formerly issued as SFAS No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162”). The adoption of the ASC changed the Company’s references to U.S. GAAP accounting standards but did not have a material impact on the Company’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010, AND FOR YEAR ENDED JUNE 30, 2009

(in thousands, except share and per share amounts)

Note 27 - US GAAP Reconciliation (continued)

(H)	Recent United States Accounting Pronouncements (continued)

The Company adopted prospectively the provisions outlined in FASB ASC Topic 805 “Business Combinations” (formerly SFAS No. 141R, “Business Combinations”) for all business combinations with an acquisition date on or after July 1, 2009. The adoption of the provisions of ASC Topic 805 did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company adopted EITF 08-6 “Equity Method Investment Accounting Considerations (included in ASC Subtopic 323-10).” EITF 08-6 applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving those investments. This section is effective for interim and annual financial statements beginning on or after December 15, 2008. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

The Company adopted prospectively the provisions outlined in FASB ASC 160 “Non-controlling Interest in Consolidated Financial Statements.” ASC 160 aligns the reporting of non-controlling interests in subsidiaries with the requirements of IAS 27. This statement provides similar guidance for accounting for changes in a parent’s ownership interest and deconsolidation of a subsidiary. This standard is effective for interim and annual reporting periods beginning on or after December 15, 2008. The adoption of the provisions of ASC Topic 160 did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company adopted ASC Topic 820 “Measuring Liabilities at Fair Value”. This update addresses practice difficulties caused by tension between fair-value measurements based on the price that would be paid to transfer a liability to a new obligor and contractual or legal requirements that prevent such transfers from taking place. This standard is effective for interim and annual reporting periods beginning on or after August 27, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

(I)	Recent United States Accounting Pronouncements Not Yet Adopted

In 2010, FASB amended ASC Topic 310 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” The ASC significantly expands existing disclosures about the credit quality of financing receivables and their allowance for credit losses. The ASC affects all entities with financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost of fair value. This section is effective for interim and annual reporting periods ending on or after December 15, 2010. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

In 2010, FASB amended  EITF 09-J” Effect of Denominating the Exercise Price of a Share-Based Award in the Currency of the Market in Which the Underlying Equity Security Trades. The task force reached a consensus that an employee share-based payment with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should be considered an equity classified award assuming all other criteria for equity classification are met. This section is effective for interim and annual reporting periods ending on or after December 15, 2010.  The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.